Contact

www.linkedin.com/in/michaellauder (LinkedIn)
www.trepp.com (Company)

Top Skills

Business Development
Leadership
Process Improvement

Certifications

Certified Public Accountant
Certified Global Management Accountant

Michael Lauder

Finance & Operations Executive, Strategist
New York City Metropolitan Area

Summary

Data-Driven, Tech-Savvy, Accomplished. With a 20-year career creating innovative operational strategies, I drive growth, mitigate risks, and maximize opportunities in a technology-focused environment. Impressive track record for prioritizing strategic planning and budgeting to drive efficiencies and reduce costs. These efforts have resulted in the building of high-performing teams to enhance the accuracy and timeliness of required reporting, metrics, and project updates.

My expertise in strategic planning and budgeting has enabled me to achieve long-term positive outcomes. As a critical thought partner, I am an advocate for developing and leading key strategic initiatives to boost operational performance focused on long-term planning and business development. I am passionate about designing and communicating a holistic vision that cultivates a culture of trust among team members and key stakeholders.

Experience

Meta-Brain Labs
Chief Financial Officer
January 2022 - Present (1 year 2 months)

Mental Fitness. Period.

Relentlessly innovating NeuroTech breakthroughs that help humanity realize its inherent power of self-change for better health and more fulfilling lives.

DedicatedEmails.com
Chief Financial Officer
November 2019 - December 2021 (2 years 2 months)

Organize and analyze business line reporting metrics to provide sound insight into wins/losses at a leading digital publishing firm reaching millions of highly engaged 55+ men and women each month.

- Built a more cohesive, functional, and successful leadership team by launching the Entrepreneurial Operating System module to achieve a common leadership vision and instill focus, discipline, and accountability.
- Identified new growth strategies aligned to the company's vision by shoring up the balance sheet to maintain sound financial footing in the core business line while providing flexibility to explore other verticals.
- Provided innovative strategic recommendations by continuously reviewing and optimizing the product, client, and vendor makeup to identify and exploit all possible opportunities for margin expansion.
- Achieved a 40%+ annual expense reduction by leading contract negotiations with major Email Service Provider.

Trepp, LLC

10 years 9 months

VP, Finance

April 2015 - October 2019 (4 years 7 months)

New York, NY

Promoted to lead, develop, and empower a high-performing finance team at a leading provider of data, analytics, and technology to the global securities and investment management industries.
- Drove the annual budget and quarterly reforecast process, including rolling 12-month P&L, balance sheet, statement of cash flows, capital expenditure plan, 5-year long-term projection, and fully burdened headcount analysis.
- Developed procedures to drive efficiencies enterprise-wide by engaging with all company functional areas to ensure the optimal deployment of available resources, mitigate potential risks, and position the company to act on any product, market, or strategic opportunity.
- Created strategies to identify positive operating outcomes from preparing and presenting monthly financial statement package, operational metrics, business performance/trends, and KPI Dashboard to Senior Management, Board of Directors, and publicly-traded parent company.
- Enhanced departmental efficiency and accuracy by redesigning monthly financial close process and reports, placing extreme emphasis on best practice reporting and transparency.
- Spearheaded a general ledger system transition recouping project expenses in less than one year by reducing headcount and automating workflow benefits.

Controller

February 2009 - March 2015 (6 years 2 months)

New York, NY

Veris Consulting, LLC
Senior Consultant
2005 - November 2008 (3 years)
Red Bank, NJ

Provided risk assessments and process reviews to identify/test critical controls, streamline operations, and mitigate risks at a forensic accounting firm providing highly specialized advisory services to a global clientele.
- Leveraged financial and accounting expertise to provide accounting specialty services for a variety of clients whose financial records were unacceptable for financial reporting and auditing purposes.
- Strengthened internal controls, implemented best practices, and trained employees to allow the entities to resume ownership of the daily accounting and finance functions.

DG Systems
Regional Controller, East Region
2002 - 2005 (3 years)
New York, NY

Oversaw the control, coordination, and business management of the accounting operations at the nation’s leading provider of digital media services to the advertising industry.
- Revamped and managed the monthly close procedures for the Eastern Region, including all journal entries, accruals, and account reconciliation and analysis.
- Identified potential cost overruns and collaborated with senior executives to resolve issues by developing annual forecasts and monthly rolling budgets for numerous product lines based on rapidly changing industry demands.
- Collaborated with sales personnel on critical proposals to increase revenue and profitability despite a shrinking overall market due to the emergence of competitors with highly aggressive pricing strategies.
- Improved efficiencies and eliminated operational bottlenecks by redesigning the operational workflow to streamline the order fulfillment process.
- Introduced an employee cross-training program to achieve business continuity assurance, enhance productivity, and reduce the need for additional personnel.

Lucent Technologies
Financial Analyst
2001 - 2002 (1 year)
Warren, NJ

Wiss & Company
Senior Associate
1998 - 2000 (2 years)
Livingston, NJ

Education

The College of New Jersey
Bachelors of Science, Accountancy · (1994 - 1998)